Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended June 30, 2012 under IFRS

Wipro Records 18% YoY Growth in Net Income in the quarter

Bangalore, India and East Brunswick, New Jersey, USA – July 24, 2012 – Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its first quarter ended June 30, 2012.

Highlights of the Results:

Results for the Quarter ended June 30, 2012:

•	Total Revenues were 106.53 billion ($1.92 billion1), an increase of 24% YoY.

•	Net Income was 15.80 billion ($284 million1), an increase of 18% YoY. Non-GAAP Adjusted Net Income was 15.74 billion ($283 million1), an increase of 19% YoY.

•	Non-GAAP constant currency IT Services Revenue in dollar terms was $1,540 million, within our guidance range of $1,520 million to $1,550 million.

•	IT Services Revenue in dollar terms was impacted by $25 million of cross currency impact and was $1,515 million, a YoY increase of 8%.

•	IT Services Revenues in Rupee terms was 83.14 billion ($1,496 million1), an increase of 30% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 17.44 billion ($314 million1), an increase of 24% YoY.

•	Operating Income to Revenue for IT Services was 21% for the quarter.

Performance for the quarter ended June 30, 2012

Azim Premji, Chairman of Wipro, commenting on the results said – “In today’s complex business environment, global corporations are increasingly investing in transformational technology initiatives to improve competitiveness. We see this shift as an opportunity for us to lead this change and help customers differentiate in this fast evolving market.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “We have seen high levels of volatility in currencies globally. We have improved profitability, while continuing to invest for growth.”

T K Kurien, Executive Director & Chief Executive Officer, IT Business, said – “We have delivered revenues in line with our guidance in a volatile environment. We will continue to build differentiation and invest in technology driven business transformations for our customers as well as rewarding our talent.”

Outlook for the Quarter ending September 30, 2012

We expect Revenues from our IT Services business to be in the range of $1,520 million to $1,550 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.58, Euro/USD at 1.26, AUD/USD at 1.01, USD/INR at 54.76.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on June 29, 2012, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US$1 = 55.57. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2012 was US$1 = 54.89

IT Services (78% of Total Revenue and 93% of Operating Income for the quarter ended June 30, 2012)

The IT Services segment had 138,552 employees as of June 30, 2012, an increase of 2,632 people in the quarter. We added 37 new customers for the quarter.

Wipro has won a large multi-year contract from Royal Philips Electronics. Philips has chosen Wipro as the strategic and Global Prime Partner to help transform and standardize six Business Platforms such as Idea to Market and Market to Order to drive growth and improved profitability.

A leading Retail Bank and Insurance Provider in the UK has chosen Wipro to provide end-to-end Insurance BPO Services. Wipro will be providing Third Party Administration Services for Policy Administration and Claims Management from India and the Republic of Ireland, in an engagement which will further enhance Wipro’s core insurance processing capability.

Wipro has won a multi-year engagement with a large developer, manufacturer and marketer of medical devices whose products are used in a range of interventional medical specialties. Wipro will support the client’s Post Market Surveillance function including Complaints Intake, Complaints Management and Investigation services.

Wipro has won a multi-year engagement with Al Hammadi Hospital in the Kingdom of Saudi Arabia for implementing a highly contemporary technology platform for their upcoming 350 bed hospital in Riyadh. The transformational program will enable the upcoming hospital to provide intuitive and consistent user experience across multiple channels. Besides this program, Al Hammadi Hospital has also chosen Wipro as their strategic partner for their core Hospital Information System Application.

Wipro won a multi-year contract to implement MPLS Network for Powergrid, India’s Central Transmission Utility (CTU), which is responsible for the complete inter-State power transmission system.

Awards and accolades

Wipro was ranked #1 in the annual ranking of product design service providers by Zinnov Management Consulting, a leading Globalization and Market Expansion Advisory firm. This is the third year in succession that Wipro has won this distinction for its engineering R&D and product engineering services.

Wipro has been named as one of the best outsourcing service providers in the Global Outsourcing 100® ranking published in 2012 by the International Association of Outsourcing Professionals (IAOP). Wipro was ranked 7th, up from 9th place in 2011.

Wipro BPO was recognized by Gartner, Inc. in the Leaders quadrant in the report, “Magic Quadrant for Finance and Accounting (F&A) BPO, Global,” authored by Cathy Tornbohm and published on May 30, 2012. Gartner positioned Wipro in the leaders quadrant based on the evaluation criteria of ability to execute and completeness of vision. The Magic Quadrant evaluated vendor capabilities in the Comprehensive Finance and Accounting business process outsourcing market among 18 providers.

Wipro Infotech was ranked No.1 in the overall Network Integration market share in India for 2011-12 in the Voice & Data 100, which is the most comprehensive and reliable annual survey on the Indian telecom and networking industry, that showcases market share, market size, major players, global trends, market forecast and deployment trends.

IT Products (9% of Total Revenue and 1% of Operating Income for the quarter ended June 30, 2012)

•	Our IT Products segment recorded Revenue of 9.53 billion ($172 million1) for the quarter, a YoY decline of 5%.

•	EBIT was 211 million ($4 million1) for the quarter.

•	Operating Income to Revenue for this segment was 2.2% for the quarter.

Consumer Care and Lighting (9% of Total Revenue and 6% of Operating Income for the quarter ended June 30, 2012)

•	Our Consumer Care and Lighting business segment recorded Revenue of 9.80 billion ($176 million1) for the quarter, an increase of 30% YoY.

•	EBIT was 1.14 billion ($20 million1) for the quarter, an increase of 27% YoY.

•	Operating Income to Revenue for this segment was 11.6% for the quarter.

Wipro has signed an agreement with Lornamead Group to acquire the Yardley business in the UK and rest of Europe (excluding Germany and Austria). This transaction further expands the geographic reach of the Yardley portfolio already owned by Wipro. Wipro acquired the Yardley portfolio for Asia, Middle East, North Africa and Australasia from Lornamead in December 2009. Wipro will also acquire the “Woods of Windsor” business, another heritage brand in the UK, which is well known for its floral fragrance led portfolio in personal care segment.

Wipro Limited

•	Total Revenue for the quarter ended June 30, 2012 was 106.53 billion ($1.92 billion1).

•	Net Income for the quarter ended June 30, 2012 was 15.80 billion ($284 million1).

•	Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) for the quarter ended June 30, 2012 was 15.74 billion ($283 million1).

Please see the table on page 7 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We consider a stock option award with a graded vesting schedule to be in substance a single award not multiple stock option awards and accordingly believe the straight line amortization reflects the economic substance of the award. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period.

These Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.

Results for the quarter ended June 30, 2012, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.

Quarterly Conference Calls

We will hold a conference call today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting. For more information, please visit our websites at www.wipro.com.

Contact for Investor Relations Contact for Media & Press

Contact for Investor Relations		Contact for Media & Press

Manoj Jaiswal	Sridhar Ramasubbu	Vipin Nair
Phone: +91-80-25056186	Phone: +1 408-242-6285	Phone: 91-80-3991-6154
Manoj.Jaiswal@wipro.com	sridhar.ramasubbu@wipro.com	vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

		As of March 31,	As of June 30,
	Notes	2012	2012	2012
				Convenience translation into US$ in millions (Unaudited)
ASSETS
Goodwill	5	67,937	74,712	1,344
Intangible assets	5	4,229	4,408	79
Property, plant and equipment	4	58,988	59,981	1,079
Investment in equity accounted investee	13	3,232	3,256	59
Derivative assets	12	3,462	—	—
Non-current tax assets		10,287	10,505	189
Deferred tax assets		2,597	3,114	56
Other non-current assets	9	11,781	12,227	220

Total non-current assets		162,513	168,203	3,027

Inventories	7	10,662	11,888	214
Trade receivables		80,328	85,748	1,543
Other current assets	9	25,743	28,667	516
Unbilled revenues		30,025	32,009	576
Available for sale investments	6	41,961	70,105	1,262
Current tax assets		5,635	7,641	138
Derivative assets	12	1,468	5,911	106
Cash and cash equivalents	8	77,666	59,852	1,077

Total current assets		273,488	301,821	5,431

TOTAL ASSETS		436,001	470,024	8,458

EQUITY
Share capital		4,917	4,920	89
Share premium		30,457	30,828	555
Retained earnings		241,912	257,714	4,638
Share based payment reserve		1,976	1,652	30
Other components of equity		6,594	9,206	166
Shares held by controlled trust		(542)	(542)	(10)

Equity attributable to the equity holders of the company		285,314	303,778	5,467

Non-controlling Interest		849	1,027	18

Total equity		286,163	304,805	5,485

LIABILITIES
Long - term loans and borrowings	10	22,510	689	12
Deferred tax liabilities		353	391	7
Derivative liabilities	12	307	72	1
Non-current tax liability		5,403	4,457	80
Other non-current liabilities	11	3,519	4,393	79
Provisions	11	61	29	1

Total non-current liabilities		32,153	10,031	181

Loans and borrowings and bank overdrafts	10	36,448	63,244	1,138
Trade payables and accrued expenses		47,258	50,918	916
Unearned revenues		9,569	9,548	172
Current tax liabilities		7,232	10,151	183
Derivative liabilities	12	6,354	8,790	158
Other current liabilities	11	9,703	11,410	205
Provisions	11	1,121	1,127	20

Total current liabilities		117,685	155,188	2,792

TOTAL LIABILITIES		149,838	165,219	2,973

TOTAL EQUITY AND LIABILITIES		436,001	470,024	8,458

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2011	2012	2012
			Convenience translation into US $ in millions (Unaudited)

Gross revenues	84,929	104,832	1,886

Cost of revenues	(60,021)	(72,870)	(1,311)

Gross profit	24,908	31,962	575

Selling and marketing expenses	(6,284)	(8,908)	(160)
General and administrative expenses	(4,383)	(6,030)	(109)
Foreign exchange gains/(losses), net	711	1,698	31

Results from operating activities	14,952	18,722	337

Finance expenses	(760)	(1,367)	(25)
Finance and other income	2,192	2,692	48
Share of profits/(losses) of equity accounted investee	110	(102)	(2)

Profit before tax	16,494	19,945	359
Income tax expense	(3,096)	(4,046)	(73)

Profit for the period	13,397	15,899	286

Attributable to:
Equity holders of the company	13,349	15,802	284
Non-controlling interest	49	97	2

Profit for the period	13,398	15,899	286

Earnings per equity share:
Basic	5.47	6.45	0.12
Diluted	5.44	6.43	0.12

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,440,001,890	2,450,653,165	2,450,653,165
Diluted	2,453,938,371	2,456,451,834	2,456,451,834

Additional Information
Segment Revenue
IT Services	64,046	83,143	1,496
IT Products	10,058	9,533	172
IT Services & Products	74,104	92,676	1,668
Consumer Care and Lighting	7,545	9,798	176
Others	3,991	4,056	73
Total	85,640	106,530	1,917

Operating Income
IT Services	14,067	17,443	314
IT Products	423	211	4
IT Services & Products	14,490	17,654	318
Consumer Care and Lighting	895	1,139	20
Others	(433)	(71)	(1)
Total	14,952	18,722	337

Reconciliation of adjusted Non-GAAP profit to profit as per IFRS

Profit for the period attributable to Equity holders of the Company	13,349	15,802	284

Adjustments:
Accelerated amortization of stock options that vest in a graded manner	(173)	(59)	(1)

Non-GAAP adjusted profit	13,176	15,743	283

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

IT Services Revenue as per IFRS	1,515
Effect of Foreign currency exchange movement	(25)
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,540

IT Services Revenue as per IFRS	1,515
Effect of Foreign currency exchange movement	63
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,578